# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0001104659-25-034310
Filed by CIK 0001940272
Persons authorized to receive notices and communications: Daniel Schneeberger, 3503 Wild Cherry Drive, Building 9, Austin, Texas (TX), 78738, (512) 254-3790

## Reporting persons
- ADAR1 Capital Management, LLC (CIK 0001940272): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- ADAR1 Capital Management GP, LLC (CIK 0001940267): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Daniel Schneeberger (CIK 0001861120): type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 11, 2025 (as amended from time to time, the "Schedule 13D"). Except as otherwise stated, the Schedule 13D remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 15, 2025, ADAR 1 Partners, LP, ADAR1 SPV I, LP and Spearhead Insurance Solutions IDF, LLC (the "ADAR1 Funds") and ADAR1 Capital Management (together with the ADAR1 Funds, the "ADAR1 Parties") entered into a stock purchase agreement (the "Stock Purchase Agreement") with the Issuer pursuant to which the ADAR1 Funds agreed to sell a total of 5,389,264 shares of Common Stock to the Issuer at a price equal to $17.75 per share, for an aggregate price of $95,659,436. The Stock Purchase Agreement also includes certain standstill provisions during the Standstill Period (as defined in the Stock Purchase Agreement), including, among other things, a restriction on the ability of the ADAR1 Parties to acquire an ownership interest of more than 4.9% of the outstanding shares of Common Stock.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, the form of which is attached hereto as Exhibit I and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) The information contained on the cover pages of this Amendment No. 5 is incorporated herein by reference.

(b) The information contained on the cover pages of this Amendment No. 5 is incorporated herein by reference.

(c) Other than as described in Item 4 of this Amendment No. 5, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

(e) October 15, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Item 4 of this Amendment No. 5 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit I: Stock Purchase Agreement, dated October 15, 2025.

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (10/15/2025)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (10/15/2025)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger (10/15/2025)